

Sam Gilliam
(b. 1933—d. 2022)



Masterworks exited a related Slice painting from the early 70's, realizing an 86% net return on initial investments, the largest total return realized by Masterworks to date.

INVESTMENT THESIS

Initial Offering Price
$1,227,000

Offering Circular
sec.gov

Similar Sales | Record Price



$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
05
08
11
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23

Price Appreciation of Similar Works
28.9%

Sharpe Ratio (2003-2023) watch video

Sam Gilliam	Not enough data
S&P 500	0.62

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MEMBERS ONLY



Sam Gilliam
(b. 1933—d. 2022)

Why we like this offering

1. The Artwork is very fresh to market after being acquired directly from the Artist by the previous owner and held in the same collection until now.
2. The Artwork is a prime example of Sam Gilliam's Slice paintings from the late 1960s and early 1970s.
3. Auction records for artworks similar in scale, period, and style are lead by *Ray II* (1970), which sold for $1,865,000 at Sotheby's in November 2022, followed by *Soft Melting* (1972), which sold for $1,239,976 at Sotheby's in October 2023.
4. Slice paintings are held in a number of prestigious permanent collections, including the National Gallery of Art in Washington, D.C. and the Metropolitan Museum of Art in New York.
5. Executed in 1970, the Painting was created two years before Sam Gilliam became the first African American artist to represent the United States at the 36th Venice Biennale, and during what Josef Helfenstein, the director of the Kunstmuseum in Basel and co-curator of Gilliam's 2018 solo exhibition, "The Music of Color," has deemed the artist's most "radical" and influential period.
6. Beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States.
7. The Artwork is a large-scale, horizontal canvas painting with an abstract composition created by temporarily folding and staining the canvas in warm shades of blue, green, and yellow paint and splatters of white and burgundy paint before stretching the canvas onto a wooden support with a beveled edge, which angles the composition outward.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2023 Total Auction Sales	2023 Auction Lots Sold	All Time Record Price
$5,239,372	39	$1,800,000

Turnover by Year



6.4M
4.8M
3.2M
1.6M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
47
35.25
23.5
11.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,227,000**
Offering Circular	sec.gov/edgar

Painting





About Sam Gilliam

Sam Gilliam (b. 1933, Mississippi - d. 2022, Washington, D.C.) was an influential American abstract artist closely aligned with the Washington Color School movement. He disrupted the convention of two-dimensional painting by hanging unstretched canvases draped from the ceiling or folded on the wall. Pouring paint directly onto the canvas and then folding the still wet surface, many of his stretched canvas paintings are mounted onto custom stretchers with beveled-edges. In 1972, Sam Gilliam became the first African American artist selected to represent the United States at the Venice Biennale.

INVEST NOW

SAM
GILLIAM

b. 1933 - d. 2022, UNITED STATES



$1,227,000

INITIAL OFFERING

28.9%	26.8%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1,2]	ANNUAL GROWTH OF RECORD PRICE[3]

Acrylic on canvas | 55 × 110 in.

Sam Gilliam was an influential American abstract artist closely aligned with the Washington Color School movement.

The Artwork is a prime example of Sam Gilliam's Slice paintings from the late 1960s and early 1970s. Sam Gilliam's Slice paintings are stretched on a custom-made stretcher with a beveled-edge that projects outward from the wall, giving the paintings a sculptural quality. Sam Gilliam's top five auction records are all Slice paintings from the late 1960s and early 1970s, making the Artwork a commercial and desirable example. Slice paintings are also held in prestigious permanent collections, including the National Gallery of Art in Washington, D.C. and the Metropolitan Museum of Art in New York. The Artwork is a large-scale, horizontal canvas painting with an abstract composition created by temporarily folding and staining the canvas in warm shades of blue, green, and yellow paint and splatters of white and burgundy paint before stretching the canvas onto a wooden support with a beveled edge, which angles the composition outward. Auction records for artworks similar in scale, period, and style are lead by Ray II (1970), which sold for $1,865,000 at Sotheby's New York on November 16, 2022, followed by Soft Melting (1972), which sold for $1,239,976 (£1,016,000) at Sotheby's London on October 12, 2023, and Orion (1972), which sold for $1,143,000 at Sotheby's New York on May 19, 2023.

The Estate of Sam Gilliam is represented by Pace Gallery and David Kordansky Gallery. During his lifetime, Sam Gilliam was the subject of numerous solo exhibitions at renowned institutions such as the Kennedy Center in Washington, D.C. and the Studio Museum in Harlem. A major solo show, The Music of Color, was mounted at the Kunstmuseum Basel in 2018 and showcased the artist's groundbreaking draped canvases and beveled-edge works created between 1967 and 1973. Additionally, Sam Gilliam: Full Circle, opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and ran through September 22, 2022. The artist's work is held in over fifty prestigious public collections, including the Musée d'Art Moderne de la Ville de Paris, the Tate Modern in London, the Museum of Modern Art in New York, the Metropolitan Museum of Art in New York, and the Art Institute of Chicago. His auction records are led by Lady Day II (1971), which sold for $2,172,500 at Christie's New York on November 15, 2018, Ray II (1970), which sold for $1,865,000 at Sotheby's New York on November 16, 2022, and Atmosphere (1972), which sold to Masterworks 080, LLC, for $1,850,000 at Sotheby's New York on November 18, 2021.

HIS AUCTION RECORDS ARE LED BY LADY DAY II (1971), WHICH SOLD FOR $2,172,500 AT CHRISTIE'S NEW YORK ON NOVEMBER 15, 2018, RAY II (1970), WHICH SOLD FOR $1,865,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2022, AND ATMOSPHERE (1972), WHICH SOLD TO MASTERWORKS 080, LLC, FOR $1,850,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


$1,865,000
$1,239,976
$1,143,000
$1,079,500
$1,076,000
$1,004,000
$684,500
$646,478
$317,000
$10,200
1/1/2005
1/1/2010
1/1/2015
1/1/2020
Implied Historical Growth

Sam Gilliam (b. 1933, Tupelo, MS - d. 2022, Washington, D.C.) was an influential American abstract artist closely aligned with the Washington Color School movement. Gilliam was born in Tupelo, Mississippi and raised in Louisville, Kentucky. He earned a Bachelor's of Arts from the University of Louisville in 1955. He then enrolled in the university's Master's of Fine Arts program and graduated in 1961 after a pause from 1956 to 1958 to serve in the United States army. When Gilliam moved to Washington, D.C. in 1962, he was introduced to the work of leading artists in the Washington Color School movement, including Morris Lewis and Kenneth Noland. In the 1960s, the artist shifted his focus to abstraction and began to hang unstretched canvases draped from the ceiling or folded on the wall, which disrupted the convention of two-dimensional painting and became one of his major artistic innovations. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were mounted onto custom stretchers with beveled-edges, adding a sculptural quality to his work. In 1972, Sam Gilliam became the first African American artist selected to represent the United States at the Venice Biennale and was invited to exhibit again in 2017. He also received numerous honors and awards, including the Guggenheim Fellowship, the Art Institute of Chicago's Norman Walt Harris Prize, and honorary doctorates from the University of Louisville in 1980 and Northwestern University in 1990. In addition to his artistic practice, Gilliam taught at Carnegie Mellon University, the Maryland Institute College of Art, and the University of Maryland. Gilliam passed away in Washington, D.C on June 25, 2022.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: Works on canvas with beveled edges created between 1970 and 1972, which measure between 30 inches by 80 inches in height and between 70 inches and 140 inches in width. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 28.9% CAGR implied from selected sales occurring from January 11, 2005, to November 16, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Sam Gilliam have a record price compound annual growth rate ("CAGR") of 26.8% from December 14, 1996 to December 31, 2023. This calculation is based on (i) a record price of $2,900 on December 14, 1996, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,800,000, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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